

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 4, 2019

Roger Branton
Chief Executive Officer
xG Technology, Inc.
240 S. Pineapple Avenue
Sarasota, FL 34236

      Re: xG Technology, Inc.
          Form 10-K for Fiscal Year Ended December 31, 2017
          Filed April 2, 2018
          File No. 001-35988

Dear Mr. Branton:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                             Sincerely,

                             Division of Corporation Finance
                             Office of Telecommunications